Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Logic Express Ltd.	British Virgin Islands	100%
Shandong Missile Biologic Products., Ltd	The People’s Republic of China	82.76%
Xia Jin Plasma Company	The People’s Republic of China	82.76%
He Ze Plasma Company	The People’s Republic of China	82.76%
Yang Gu Plasma Company	The People’s Republic of China	82.76%
Zhang Qiu Plasma Company	The People’s Republic of China	82.76%
Qi He Plasma Company	The People’s Republic of China	82.76%
Huan Jiang Plasma Company	The People’s Republic of China	82.76%
Fang Cheng Plasma Company	The People’s Republic of China	66.21%
Shangdong Medical Company	The People’s Republic of China	82.76%